ANCOR RESOURCES INC.
                               2328 HEATHER STREET
                              VANCOUVER, BC V5Z 4R6
                                     CANADA

March 17, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Goldie B. Walker

Dear Sirs:

Re: Ancor Resources Inc. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-131041

We are in receipt of your letter dated February 10, 2006 concerning our registration statement on Form SB-2. We provide the following responses to your comments:

Comments

1. Please amend your registration statement to file the Exhibit 5 legality opinion and consent of attorney.

         We have filed a legality opinion as Exhibit 5 to our amended registration statement.

Financial Statements, page 24

2.       Please  update the  financial  statements  as required by Item
         310(g) of Regulation S-B, and provide a currently dated consent of the independent accountants in any amendment.

         We have included financial statements for the period ended November 30, 2005 with our amended registration statement.

3. Please amend your filing to include the audit report of your independent registered public accounting firm, which appears to have been inadvertently omitted from the filing

         We have included the audit report of the independent accountant with our amended filing.

         Yours truly,

         /s/ Michael Sweeney
         ----------------------------------------
         Ancor Resources Inc.
         Michael Sweeney, Chief Executive Officer